UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 18- Arch Hill Capital NV)

(Amendment No. 8- Stitchting Gemeenschappelijk Bezit LLC)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

536808306
(CUSIP Number)

Rien Nuijt
Arch Hill Capital NV
Noordwal 10
2513 EA Den Haag
The Netherlands
Telephone 011 31703546818
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Arch Hill Capital NV

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
343,432,926

8. Shared Voting Power
1,108,908,824

9. Sole Dispositive Power
343,432,926

10. Shared Dispositive Power
1,108,908,824

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,452,341,750
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
56.6
14. Type of Reporting Person
CO

1. Names of Reporting Persons.
Stitchting Gemeenschappelijk Bezit LTC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
972,625,161

9. Sole Dispositive Power
0

10. Shared Dispositive Power
972,625,161

11. Aggregate Amount Beneficially Owned by Each Reporting Person
972,625,161
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
37.9
14. Type of Reporting Person
CO

Item 1.	Security and Issuer

This statement on Schedule 13D constitutes Amendment No. 8 to the Schedule 13D (the “Stichting LTC Amendment”) filed by Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC” or the “Foundation”) and Amendment No. 18 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital, N.V. (“Arch Hill Capital” and together with Stichting LTC, the “Arch Hill Parties”), and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Stichting LTC with respect to the Common Stock of Lithium Technology Corporation (the “Issuer” or the “Company”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following:

(a) Stichting LTC in accordance with the terms of a note, converted certain debt holdings into 531,753,263 shares of Issuer’s common stock.  Arch Hill in accordance with the terms of a note, converted certain debt holdings into 153,260,626 shares of Issuer’s common stock.

(b) Reporting Person is presently negotiating the transfer of its combined interest in Issuer for securities in another entity, but that transaction has not yet been consummated or finally negotiated.

(d) Reporting Person has undertaken to reduce the size of the board of directors and to relieve certain existing directors at or before the expiration of their term on December 31, 2012.

Reporting Person has no plans, proposals or arrangements which relate to Items 4(c), (e), (f), (g), (h), (i), or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to include the following:

Stichting LTC is the beneficial owner of 972,625,161 shares of the Issuer’s Common Stock representing approximately 37.9% of the Issuer’s Common Stock.

Arch Hill Capital NV is the beneficial owner of 1,452,341,750 shares of Issuer’s Common Stock (inclusive of any amounts beneficially owned by Stichting LTC) representing approximately 56.6% of the Issuer’s Common Stock.  The Stichting LTC Shares are owned directly by Stichting LTC with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
ARCH HILL CAPITAL, N.V.

Dated: December 14, 2012	By:	/s/ Rien Nuijt
	Name:	Rien Nuijt,
	Title:	Managing Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
STICHTING GEMEENSCHAPPELIJK BEZIT LTC

Dated: December 14, 2012	By:	/s/ Rien Nuijt
	Name:	Rien Nuijt, Besturder